SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                            --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                            --------------------------
                          SHELBOURNE PROPERTIES III, INC.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    82137E103
                      (CUSIP Number of Class of Securities)

                             Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

         (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable    Amount of Filing Fee:  Not applicable

         / / ______ Check the box if any part of the fee is offset as provided by Rule 0_11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid: Not applicable           Filing Party: Not applicable
Form or registration no.: Not applicable         Date Filed: Not applicable

         /X/ ______ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On February 11, 2002, Carl C. Icahn issued a press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT INFORMATION: REGISTRANTS HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, REGISTRANTS WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

                                                                    Exhibit 1

                       Icahn Prepared to Make Tender Offer
                For Shares of Shelbourne Properties I, II and III


New York, NY, February 11, 2002 - Investor Carl C. Icahn today announced that he and related companies are prepared to initiate tender offers for all of the shares of Shelbourne Properties I, Inc. (AMEX: HXD) at $39.15 per share in cash, Shelbourne Properties II, Inc. (AMEX: HXE) at $51.50 per share in cash and Shelbourne Properties III, Inc. (AMEX: HXF) at $37.75 per share in cash. The tender offers will not be subject to financing. Mr. Icahn noted that the prices represented premiums over the closing share prices on Friday, February 8, of approximately 31%, 29% and 36% respectively.

The offers will be conditioned on the elimination of the poison pills at each Company, Board approval of the purchases so that Section 203 of the Delaware General Corporation Laws will not be applicable and receipt of necessary Board waivers of REIT restrictions set forth in the charters of each Company. The offers would also be conditioned on the absence of material transactions by the Companies and the absence of occurrences outside of the ordinary course of business and would include other typical terms and conditions.

As the offers would be for up to 100% of the outstanding stock, the ability of each Company to continue as a REIT may come into question. However, Mr. Icahn indicated that he would be prepared to discuss with the Companies the possibility of limiting the maximum number of shares subject to each offer so as to preserve REIT status.

Mr. Icahn and his related companies have not yet commenced the tender offer referred to in this statement. Upon the commencement of any tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange Commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.

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Contact:  Susan Gordon:  212-702-4309